FOR IMMEDIATE RELEASE

CENTRAL AND SOUTH WEST CORPORATION TENDER OFFER FOR SHARES OF CENTRAL POWER AND LIGHT COMPANY EXTENDED TO 10:00 A.M., CENTRAL TIME ON MONDAY, APRIL 28, 1997; CENTRAL AND SOUTH WEST CORPORATION TENDER OFFER FOR SHARES OF WEST TEXAS UTILITIES COMPANY EXTENDED TO 10:00 A.M., CENTRAL TIME, ON MONDAY, APRIL 28, 1997 AND CONDITION TO TENDER OFFER FOR SHARES OF WEST TEXAS UTILITIES COMPANY WAIVED

          Dallas,  Texas (April 17,  1997).  Central and South West  Corporation
(CSW) announced today that it has extended the expiration date of its offer to purchase shares of Central Power and Light Company's (CPL) 4.00% Series Cumulative Preferred Stock and 4.20% Series Cumulative Preferred Stock to 10:00 a.m., central time, on Monday, April 28, 1997 to allow holders of those Series to consider recent events involving CPL. On April 10, 1997, CSW and CPL filed with the Securities and Exchange Commission a Current Report on Form 8-K analyzing the impact on CPL of a final rate order issued on March 31, 1997 by the Public Utility Commission of Texas. On Monday, April 7, 1997, CPL announced that its shareholders had approved and adopted an amendment to its Restated Articles of Incorporation (CPL Articles) eliminating a provision of the CPL Articles which limited the amount of unsecured debt that CPL could issue.

          On April 10, 1997, the Board of Directors of CPL declared a regular quarterly dividend on each series of its Preferred Stock, payable on May 1, 1997 to owners of record on April 21, 1997 (May Dividend). Holders of the 4.00% and 4.20% Series will be entitled to the May Dividend regardless of whether they tender or have tendered shares pursuant to CSW's offer.

          All other terms and conditions of CSW's offer for CPL's shares remain unchanged and holders of the 4.00% and 4.20% Series may deposit or withdraw their shares at any time up to the new expiration date of 10:00 a.m., Central, Time on Monday, April 28, 1997 in the manner set forth in the tender documents. As of the date of this press release, their have been approximately 47,858 shares of the 4.00% and 54,164 shares of the 4.20% Series tendered pursuant to CSW's offer.

          CSW also announced today that it has waived a condition to its offer to purchase shares of West Texas Utilities Company's (WTU) 4.40% Series Cumulative Preferred Stock and extended the expiration date of its offer for WTU shares to 10:00 a.m., Central Time, on Monday, April 28, 1997. The offer to purchase was previously conditioned upon the approval and adoption of an amendment to WTU's Restated Articles of Incorporation (WTU Articles), pursuant to a proxy solicitation by WTU's Board of Directors, to eliminate a provision of WTU's Articles limiting the amount of unsecured debt that WTU could issue. Approval and adoption of the amendment is no longer a condition to CSW's offer to purchase shares of WTU, although tendering shareholders are still required to vote in favor of the proposed amendment in order to validly tender their shares pursuant to the terms of the offer.

          A special meeting of shareholders of WTU was held at WTU's headquarters in Abilene, Texas yesterday, in connection with the proxy solicitation by WTU's Board of Directors to approve an amendment to WTU's Articles. The meeting was adjourned by vote of the shareholders and will be reconvened at WTU's headquarters at 9:45 a.m., Central Time, on Monday, April 28, 1997. Shareholders may continue to submit or revoke proxies, in the manner provided for in the offer to purchase and proxy statement, or may vote in person, up until the vote at the special meeting.

          All other terms and conditions of CSW's offer for WTU shares remain unchanged and holders of the 4.40% Series may deposit or withdraw their shares at any time up to the new expiration date of 10:00 a.m., Central Time, on Monday, April 28, 1997 in the manner set forth in the tender documents. Shares of WTU's preferred stock will continue to trade "with proxy" in the over-the-counter market up to the new expiration date. Settlement of all trades of the preferred stock of WTU during this period should include an assignment of proxy from the seller. As of the date of this release, there have been approximately 34,302 shares of the 4.40% Series tendered pursuant to CSW's offer.

          CSW's amendment of the terms of its offers for shares of CPL and WTU does not in any way amend or affect its offers to purchase shares of preferred stock of Public Service Company of Oklahoma and Southwestern Electric Power Company. The offers for each of those companies' preferred stock expired, as scheduled, at 5:00 p.m., Central Time, on Wednesday, April 16, 1997.

          Central and South West Corporation, a Dallas-based public utility holding company, owns four U.S. electric utility subsidiaries that provide service to portions of Texas, Oklahoma, Louisiana and Arkansas. It also owns SEEBOARD plc, a regional electricity company in the United Kingdom. In addition, Central and South West Corporation owns non-utility subsidiaries involved in independent power production, telecommunications, energy efficiency and financial transactions.

                                       ###

For more information, contact Becky Hall, director of investor relations for Central and South West Corporation, at (214) 777-1277.



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